                                                                    EX-99.(A)(5)

                                  MEMORANDUM

TO:        All Employees Holding Navigant Consulting, Inc. Stock Options

FROM:      Office of the Chief Executive

DATE:      February 24, 2000

SUBJECT:   Stock Options

The purpose of this memorandum is to update all of you on the efforts of the OCE and the Board of Directors to address employee stock options.

As you are well aware, due to the significant decline in Navigant Consulting's common stock last fall, most of our employees' options are "out of the money." All of us are working hard to restore our stock price, and we are confident that Navigant Consulting's shares will rise in value over time. In the interim, we believe it is important for you to have market-priced stock options.

Over the past two months, we have been endeavoring to develop a program to award new market-based stock options. Introducing a new stock option program has been difficult, due to the limitations imposed by the company's Long Term Incentive Plan and the accounting rules that govern stock options.

Navigant Consulting's shareholder-approved Long Term Incentive Plan limits the number of options to 25% of the issued and outstanding shares of the company.
At this point, virtually all of the shares available under the Plan have been issued. Therefore, in order to issue new options, employees would have to "replenish the pool" by relinquishing their existing "out of the money" options.

In addition, accounting rules place restrictions on the manner in which employees can be awarded new options after relinquishing their old options. Deviating from these rules means that the new options could be considered a "repricing" of the old options and would result in a significant charge against earnings. To avoid this, the company (1) must wait at least six months before issuing new options to any employees who have turned in old options, and (2) cannot make any promises - explicit or implicit - that employees who surrender old options will get new options.

--------------------------------------------------------------------------------

Given these restrictions and our desire to award new market-priced options as soon as possible, we have been exploring the following alternative:

1. In an effort to replenish the pool, the company will repurchase any options that you hold in exchange for a nominal fee./1/

2. In accordance with accounting rules, the Plan Committee may grant options at then-prevailing market prices later this year, although there are no assurances that such options will in fact be granted, and if they are granted, that you will be granted any options.

THIS LETTER IS NOT AN OFFER TO PURCHASE OPTIONS. The offer can only be made by means of an appropriate SEC disclosure document, called a "tender offer statement." You should read the tender offer statement when it is available, because it will contain important information. You will be sent the tender offer statement. You may also obtain for free from the SEC web site (http://www.sec.gov) a copy of the tender offer statement as well as other documents that the company has filed with the SEC. The company will also furnish you for free any of these documents which it files with the SEC and of which you would like copies.

We understand that this is an important issue, and we appreciate your patience while we have been exploring the relevant legal and accounting issues.


Mitch Saranow              John Reed                Carl Spetzler


---------------
/1/ Your individual decision whether or not to sell your options back to the Company will be voluntary and will have no effect on your employment or future career at Navigant.
--------------------------------------------------------------------------------
Page 6